UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-13664

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The PMI Group, Inc. Savings and Profit-Sharing Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The PMI Group, Inc.

3003 Oak Road

Walnut Creek, California 94597

The PMI Group, Inc. Savings and Profit-Sharing Plan

Financial Statements

and Supplemental Schedules

(Modified Cash Basis)

As of December 31, 2006 and 2005 and for the year ended December 31, 2006

Report of Independent Registered Public Accounting Firm

The Participants of The PMI Group, Inc. Savings and Profit-Sharing Plan

and Board of Directors of The PMI Group, Inc.

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of The PMI Group, Inc. Savings and Profit-Sharing Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan’s net assets available for benefits (modified cash basis) as of December 31, 2006 and 2005, and changes therein (modified cash basis) for the year ended December 31, 2006, on the basis of accounting as described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of assets (held at end of year) as of December 31, 2006, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules (modified cash basis) are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst &Young LLP

Los Angeles, California

June 25, 2007

The PMI Group, Inc. Savings and Profit-Sharing Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

	As of December 31,
	2006	2005
Assets
Dividends receivable	$18,153	$20,162
Investments, at fair value	88,908,534	76,961,376

Net assets available for benefits	$88,926,687	$76,981,538

See accompanying notes.

The PMI Group, Inc. Savings and Profit-Sharing Plan

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

Year ended December 31, 2006

Additions
Appreciation and investment income:
Net appreciation in fair value of investments	$8,370,193
Interest and dividends	2,400,475

Total appreciation and investment income	10,770,668

Contributions:
Participants	5,728,515
Employer	3,329,664
Rollovers	376,349

Total contributions	9,434,528

Total additions	20,205,196

Deductions
Benefits paid directly to participants	8,256,077
Administrative expenses	3,970

Total deductions	8,260,047

Net increase	11,945,149

Net assets available for benefits:
Beginning of year	76,981,538

End of year	$88,926,687

See accompanying notes.

The PMI Group, Inc. Savings and Profit-Sharing Plan

Notes to Financial Statements

(Modified Cash Basis)

1. Description of the Plan

The following description of The PMI Group, Inc. Savings and Profit-Sharing Plan (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description or Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all regular full-time and part-time employees of The PMI Group, Inc. (the Company) other than those classes of employees specifically excluded by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan trustee is Merrill Lynch Bank & Trust Co., FSB.

Employees are eligible to participate in the Plan on the first business day on or following completion of one hour of service, and may begin participation on the first business day of the next payroll period.

Contributions

Each year, non-highly compensated employees (NHCEs) may contribute, on a pre-tax basis, up to 75% of their annual compensation, as defined by the Plan, subject to annual limitations defined by the Internal Revenue Code (the Code). Highly compensated employees (HCEs) are limited to pretax contributions equal to 17% of compensation, also subject to annual limits of the Code. Additionally, NHCEs may defer up to 75% of their after-tax compensation to the Plan and HCEs may defer up to 17% of their after-tax compensation. Participants may also contribute eligible amounts representing distributions from other qualified defined benefit or defined contribution plans. In addition, participants 50 years of age or older may make pre-tax “catch up” contributions subject to annual Code limits.

Participants who have made pre-tax contributions during a Plan year, completed one year of service with the Company and remain employed on December 31 are eligible for Company matching contributions. The Company makes non-elective matching contributions equal to 25% of each such participant’s deferrals up to 6% of the participant’s eligible pre-tax compensation. An additional supplemental (discretionary) matching contribution may be made annually as determined by the Company in an amount up to 75% of each such participant’s deferrals not in excess of 6% of each participant’s eligible pre-tax compensation.

The PMI Group, Inc. Savings and Profit-Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

1. Description of the Plan (continued)

Contributions (continued)

Effective for the 2007 plan year, the maximum amount of the supplemental matching contribution was increased to 100% of the amount deferred up to the first 6% of each participant’s pre-tax compensation. The first annual match which may be subject to this increased limit will be made in the first quarter of 2008.

In 2007, the Company funded employer matching contributions to the Plan for the 2006 plan year in the amount of $3,470,818, which was approved by the Board.

Participants direct the investment of their contributions and the Company’s non-elective matching contributions from among investment options made available by the Company. The Company’s supplemental matching contributions, if any, are invested in a fund consisting of shares of the Company’s common stock, but may be transferred to other investment options as directed by the participant at any time.

Participant Accounts

Each participant has an individual account which is credited with contributions made on behalf of each participant, including earnings and losses based upon the participant’s investment elections, including an allocation of any administrative expenses not borne by the Company. The benefit to which a participant is entitled is limited to the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately fully vested in all contributions to their Plan accounts and earnings thereon.

Participant Withdrawals

Withdrawals from the Plan are available upon hardship in accordance with Plan provisions. Upon termination of employment, death, disability or retirement, participants or their beneficiaries may elect to receive a lump-sum benefit, or in certain circumstances, installments or other forms of benefit. Upon attaining age 59 1/2, participants may elect to receive either a lump-sum amount equal to their vested account balance or a portion paid in a lump sum with the

The PMI Group, Inc. Savings and Profit-Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

1. Description of the Plan (continued)

Participant Withdrawals (continued)

remainder paid at a later date. At age 70 1/2, if no amount has been previously paid out, a participant may be required to take a partial withdrawal in accordance with Plan provisions.

In 2006, participant withdrawals were $8,256,077 compared to $7,393,930 in 2005. This increase was primarily due to an increase in lump-sum distributions related to terminations.

Participant Loans

Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms shall not exceed five years, unless the loan is used for the purchase of the participant’s residence. The loans are secured by the balance in the participant’s account and bear an interest rate equal to the prime rate published in The Wall Street Journal plus 1%. Principal and interest are paid ratably through payroll deductions. Principal and interest payments are credited to the participant’s account when received.

Administrative Expenses

The Company pays substantially all administrative expenses of the Plan, except for any fees incurred by a participant in connection with such participant’s receipt of a loan from his or her individual account, and fees associated with the operation of any funds in which a participant invests.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In event of the Plan’s termination, participants will remain fully vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements and supplemental schedules of the Plan are prepared on the modified cash basis, which is a comprehensive basis of accounting other than U.S. generally accepted

The PMI Group, Inc. Savings and Profit-Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

2. Summary of Significant Accounting Policies (continued)

Basis of Accounting (continued)

accounting principles. Under this basis, investment assets are reported at fair value, investment income, including net realized and unrealized appreciation (depreciation) in fair value of investments is recognized in the period incurred, contributions are recognized when received rather than as earned, and benefits and expenses are recognized when paid rather than as incurred.

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Common collective trust funds are valued based on quoted redemption values on the last business day of the plan year. Money market funds are valued at historical cost plus accrued interest, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a settlement-date basis. Interest and dividends are accrued in accordance with the modified cash basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Income Tax Status

The Plan was restated without amendment effective December 1, 2006, to convert to The Merrill Lynch special/flexible prototype defined contribution plan and trust (non-standardized profit sharing plan with cash or deferred arrangements) (“Prototype Plan”). The Merrill Lynch Prototype Plan received an opinion letter from the Internal Revenue Service dated June 4, 2002, stating that the Prototype Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

The PMI Group, Inc. Savings and Profit-Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

4. Investments

At December 31, 2006, there were 19 investment fund options available in the Plan, including The PMI Group, Inc. common stock. During 2006 and 2005, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2006	2005
Registered investment companies	$3,604,332	$2,963,216
Common collective trust funds	2,529,329	815,559
Common stock	2,236,532	(170,295)

Total	$8,370,193	$3,608,480

Investments that represent 5% or more of fair value of Plan’s net assets are as follows:

	December 31
	2006	2005
Merrill Lynch Equity Index Trust Fund	$14,424,203	$13,261,330
Merrill Lynch Mid Cap S&P 400 Trust Fund	9,921,295	9,803,462
Oppenheimer Dev Mkts Fund CL A	7,983,364	5,056,125
The PMI Group, Inc. Common Stock	16,552,935	14,915,463

The PMI Group, Inc. Savings and Profit-Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

5. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets related to the nonparticipant-directed investments are as follows:

	December 31
	2006	2005
Net assets:
Dividends receivable	$18,153	$20,162
Money market fund	169,769	151,997
Common stock	16,552,935	14,915,463

Total	$16,740,857	$15,087,622

	Years ended December 31
	2006	2005
Changes in net assets:
Net appreciation (depreciation) in fair value of investments	$2,236,532	$(170,295)
Interest and dividends	90,597	86,541
Contributions	2,823,974	2,751,914
Benefits paid directly to participants	(1,931,974)	(2,088,820)
Administrative expenses	(392)	(294)
Net transfer to participant-directed accounts	(1,565,502)	(1,397,936)

Total change in net assets	$1,653,235	$(818,890)

6. Transactions with Parties-in-Interest

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2006, the Plan made purchases of $3,097,680 and sales of $3,155,123 of the Company’s common stock.

Additionally, the Plan invests in various investment funds managed by its Plan trustee, Merrill Lynch Bank & Trust Co., FSB.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The PMI Group, Inc. Savings and Profit-Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

8. New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006. Adoption of the FSP did not have a material impact on the financial statements as the contract values approximate estimated fair values.

Supplemental Schedules

The PMI Group, Inc. Savings and Profit-Sharing Plan

EIN: 94-3199675; Plan Number: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Modified Cash Basis)

December 31, 2006

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Registered investment companies:
	Thornburg International Value Fund	119,110.2098 shares	$	**	$3,455,387
	PIMCO Total Return Fund	286,021.4260 shares		**	2,968,902
	Van Kampen Aggressive Growth Fund	98,147.4457 shares		**	1,642,988
	Blackrock Fundamental Growth Fund	151,400.0382 shares		**	3,014,375
	Blackrock Mid Cap Value Opp Fund	105,007.1266 shares		**	1,906,929
	Blackrock Small Cap Index I Fund	84,830.1480 shares		**	1,313,171
	Davis New York Venture Fund	112,191.5877 shares		**	4,369,862
	BGI Lifepath 2010 Fund	232,001.4456 shares		**	3,136,660
	BGI Lifepath 2020 Fund	168,193.8874 shares		**	2,940,029
	BGI Lifepath 2030 Fund	152,125.8849 shares		**	2,570,927
	BGI Lifepath 2040 Fund	98,916.8571 shares		**	2,067,362
	BGI Lifepath Retirement Portfolio Income Fund	97,504.9947 shares		**	1,130,083
	Oppenheimer Dev Markets Fund	193,723.9427 shares		**	7,983,364

	Common collective trust funds:
	BGI MSCI EAFE Equity Index Fund	105,018.0465 units		**	3,338,937
*	Merrill Lynch Mid Cap S&P 400 Trust Fund	603,118.2502 units		**	9,921,295
*	Merrill Lynch Equity Index Trust Fund	134,228.5777 units		**	14,424,203
*	Merrill Lynch Retirement Preservation Trust Fund	2,518,393.5300 units		**	2,518,394

	Money market fund:
*	Merrill Lynch Retirement Reserves Fund	2,688,038.89 units		2,688,039.00	2,688,039

	Common stock:
*	The PMI Group, Inc. Common Stock	350,898.0000 shares		11,268,848.13	16,552,935

	Participant loans:
*	Participant loans	Interest rates of 5.00%-9.25% maturing through 2010		**	883,677
	Cash				81,015

	Total investments				$88,908,534

*	Indicates parties-in-interest to the Plan.
**	Cost information has been omitted as these investments are entirely participant-directed.

The PMI Group, Inc. Savings and Profit-Sharing Plan

EIN: 94-3199675; Plan Number: 001

Schedule H, Line 4j – Schedule of Reportable Transactions (Modified Cash Basis)

Year Ended December 31, 2006

Identity of Issuer	Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)

Category (iii) – Series of Transactions in excess of 5% of Plan Assets

*Merrill Lynch	PMI Stock Fund:
	Sales	$—	$4,294,874	$3,324,067	$4,294,874	$970,807
	Purchases	$4,269,163	$—	$4,269,163	$4,269,163	—

There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 2006.

*	Party-in-interest.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The PMI Group, Inc. Savings and Profit-Sharing Plan

By	/S/ CHARLES F. BROOM
Charles F. Broom
Plan Administrator

Date: June 26, 2007

THE PMI GROUP, INC. SAVINGS AND PROFIT-SHARING PLAN

EXHIBIT INDEX

Exhibit Number:	Description

23	Consent of Ernst & Young LLP, independent registered public accounting firm